Exhibit 99.1

Northern Dynasty confirms Final Environmental Impact Statement for Alaska’s Pebble Project describes a modern, environmentally sound mine that can co-exist with clean water and healthy fisheries

July 29, 2020 Vancouver – Northern Dynasty Minerals Ltd. (TSX: NDM; NYSE American: NAK) ("Northern Dynasty" or the "Company") and its 100%-owned US-based subsidiary Pebble Limited Partnership (the “Pebble Partnership”) have completed a comprehensive review of the Final Environmental Impact Statement (“Final EIS”) for the proposed Pebble copper-gold-molybdenum project, as published by lead federal regulator the US Army Corps of Engineers (“USACE”) last week.

Northern Dynasty President & CEO Ron Thiessen confirmed the Final EIS for the Pebble Project describes a modern mineral development project that can fully co-exist with the subsistence, commercial and recreational fishing resources of southwest Alaska, while protecting water quality, downstream flows and associated aquatic habitat. The USACE also found Pebble can make a significant socioeconomic contribution to the Bristol Bay region, its residents and communities, as well as to state and local governments.

“In completing our comprehensive technical and legal review of the Final EIS for the Pebble Project, a document comprising more than 2,000 pages plus appendices, I can confirm that it describes a project of considerable merit that will fully protect important environmental values in the project area, that will create tremendous benefits for Alaska’s people and governments, and one we expect to secure a positive Record of Decision later this summer,” Thiessen said.

“But don’t take my word for it. I encourage anyone with an interest in Pebble, in Bristol Bay fisheries, in the vibrant Indigenous cultures of southwest Alaska or the State of Alaska itself to find out for themselves by reading the Final EIS Executive Summary and supporting documents at pebbleprojecteis.com.”

While the USACE is the lead federal regulator for the Pebble EIS process, much of the work behind the scenes was completed by AECOM – the 3rd party EIS contractor selected in early 2018. AECOM is a globally recognized engineering, environmental, construction and infrastructure development firm with a long history of providing regulatory compliance and other professional services associated with the development of large, complex mineral and oil and gas development projects in Alaska and the United States.

Thiessen said AECOM’s extensive global experience and reputation as an engineering and environmental leader adds additional credibility to the EIS findings. He said the Final EIS, published July 24, 2020 is clear that development activities proposed at Pebble would not affect the number of adult salmon returning to Bristol Bay watersheds, nor the value of the fishery:

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“Impacts to Bristol Bay salmon are not expected to be measurable…” (4.24-47)

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“Other salmon fisheries in Alaska exist in conjunction with non-renewable resource extraction industries.” (ES 86)

The Final EIS also concludes that Pebble’s potential effects on fish and fisheries will be undetectable at the level of the Bristol Bay region as a whole (~40,000 sq. miles), within the two large drainage areas in which project facilities are located (~23,000 sq. miles), or even within the direct project area (~10 sq. miles):

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 “(The project) would not have measurable effects on the number of adult salmon returning to the Kvichak and Nushagak river systems as a result of project construction and operations, due the limited lineal footage of upper Koktuli River fish habitat affected by placement of fill.” (4.6-9)

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“The mine site area is not connected to the Togiak, Ugashik, Naknek, and Egegik watersheds and is not expected to affect fish populations or harvests from these watersheds.” (Table 4.6-1, P4.6-4)

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“Considering the physical characteristics and current fish use of habitat to be removed, the consequently low densities of juvenile Chinook and coho observed in the affected tributaries, and the few numbers of spawning coho observed (see Section 3.24, Fish Values), impacts to anadromous and resident fish populations from these direct habitat losses would not be measurable, and would be expected to fall within the range of natural variability.” (4.24-46)

Similarly, the Final EIS finds that the proposed Pebble mine would not impact water resources in a manner that affects aquatic species or local communities:

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“There would be no effects on any community groundwater or surface water supplies from the changes in groundwater flows at the mine site.” (ES 67)

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“With few exceptions, predicted changes in habitat in the modeled portion of the upper mainstem Koktuli River (upstream of the Swan River) are near zero or positive, suggesting that project effects from flow changes would not negatively impact reaches downstream of the NFK and SFK confluence, or in UTC.” (4.24-13)

Pebble’s potential to create 850 direct, high-wage jobs and 2,000 total jobs is widely expected to have a dramatic and positive impact, both regionally and state-wide. The Final EIS points to a range of other positive socioeconomic benefits:

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“Reduced transportation costs would likely lower the high cost of living for the communities near the transportation corridor….The natural gas pipeline would also provide opportunities for adjacent communities to lower their winter heating costs, a positive impact.” (4.3-3)

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“Reduced transportation costs would lower the cost of living for these communities, all of which are minority and low income.” (ES 53)

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“Local employment opportunities could offset current trends of outmigration in some communities and provide service fee revenue to maintain or even improve community infrastructure.” (4.3-6-4.3-7)

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“In addition, an increased revenue stream to the LPB (Lake & Peninsula Borough), along with stabilization of population levels attributable to employment opportunities, could result in improvements to community health care facilities throughout the borough.” (4.3-8)

The Final EIS finds an operating mine at Pebble would make significant contributions to local and state government revenues at a time when Alaska is facing a fiscal crisis related both to the COVID-19 pandemic and a substantial drop in oil and gas investment and commodity prices:

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“An estimated $64 million annually in state corporate taxes during the operations phase. It was estimated that the operations phase could also generate $41 million annually from State mining license taxes. The project could generate $20 million annually (in 2011 dollars) in state royalty payments during the operations phase.” (4.3-11)

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“The project would generate $25 million annually in state taxes through construction, and $84 million annually in state taxes and royalty payments during the operations phase. The project would generate $27 million annually in severances taxes for the LPB during operations, and annual property tax revenue to the Kenai Peninsula Borough based on assessed value of project-related real property.” (ES 47-48)

Importantly, the Final EIS makes clear the Pebble Partnership proposes to employ a tailings storage facility design and operating protocols that preclude the type and scale of catastrophic failure seen in recent years in Brazil and British Columbia:

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“The Applicant’s bulk TSF design is different than that of most other historic and current TSFs. The proposed design is especially distinct when compared to most historic mines that have experience large failures.” (K4.27-4)

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“Most historic failures have been from dams built by upstream construction methods.  The Applicant would construct the bulk TSF embankments by downstream and centerline methods, not the upstream method.” (K4.27-3)

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“The Applicant has proposed a design for the bulk TSF that would minimize surface water storage above the tailings and promote unsaturated, or dryer, conditions in the bulk tailings through drainage provisions.” (K4.27-4)

Pebble Partnership CEO Tom Collier noted the Final EIS for the Pebble Project represents the first time an independent, expert regulatory body has comprehensively reviewed a development plan put forward by the project’s proponents. He called the document “the most relevant and defensible science-based assessment of the Pebble Project ever developed, and the administrative record upon which final permitting decisions will be made.”

“I’ve been involved in countless EIS processes over the course of my career, and can attest to the rigor, the attention to detail and objective care that the USACE and other federal, state and local cooperating agencies have put into this review process,” Collier said. “I have every confidence in the legitimacy and the integrity of the US Army Corps of Engineers’ findings when it comes to Pebble, and that this Final EIS document will ultimately prevail against any challenge – legal or otherwise – as the most appropriate administrative record upon which final permitting decisions at Pebble should and will be made.”

About Northern Dynasty Minerals Ltd.

Northern Dynasty is a mineral exploration and development company based in Vancouver, Canada. Northern Dynasty's principal asset, owned through its wholly owned Alaska-based U.S. subsidiary, Pebble Limited Partnership (“PLP”), is a 100% interest in a contiguous block of 2,402 mineral claims in southwest Alaska, including the Pebble deposit. PLP is the proponent of the Pebble Project, an initiative to develop one of the world's most important mineral resources.

For further details on Northern Dynasty and the Pebble Project, please visit the Company's website at www.northerndynastyminerals.com or contact Investor services at (604) 684-6365 or within North America at 1-800-667-2114. Review Canadian public filings at www.sedar.com and US public filings at www.sec.gov.

Ronald W. Thiessen
President & CEO

US Media Contact:
Dan Gagnier
Gagnier Communications
(646) 569-5897

Forward Looking Information and other Cautionary Factors
This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in its forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of the ultimate size, quality or commercial feasibility of the Pebble Project, that the Pebble Project will secure all required government permits, or of the Company's future performance.

Assumptions used by NDM to develop forward-looking statements include the assumptions that (i) the Pebble Project will obtain all required environmental and other permits and all land use and other licenses without undue delay, (ii) studies for the development of the Pebble Project will be positive, (iii) NDM will be able to establish the commercial feasibility of the Pebble Project, and (iv) NDM will be able to secure the financing required to develop the Pebble Project. The likelihood of future mining at the Pebble Project is subject to a large number of risks and will require achievement of a number of technical, economic and legal objectives, including (i) obtaining necessary mining and construction permits, licenses and approvals without undue delay, including without delay due to third party opposition or changes in government policies, (ii) the completion of feasibility studies demonstrating the Pebble Project mineral reserves that can be economically mined, (iii) completion of all necessary engineering for mining and processing facilities, and (iv) receipt by NDM of significant additional financing to fund these objectives as well as funding mine construction, which financing may not be available to NDM on acceptable terms or on any terms at all. The Company is also subject to the specific risks inherent in the mining business as well as general economic and business conditions, as well as risks relating to the uncertainties with respect to the effects of COVID-19.

The National Environment Policy Act EIS process requires a comprehensive “alternatives assessment” be undertaken to consider a broad range of development alternatives, the final project design and operating parameters for the Pebble Project and associated infrastructure may vary significantly from that currently being advanced. As a result, the Company will continue to consider various development options and no final project design has been selected at this time.

For more information on the Company, Investors should review the Company's filings with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com